WORLD GOLD COUNCIL

Tom Kluck

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            April 5, 2012

Re:	SPDR Gold Trust

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 22, 2011

File No. 001-32356

Dear Mr. Kluck:

We are submitting this letter in response to your letter dated March 19, 2012 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed by the SPDR Gold Trust (the “Trust”) on November 22, 2011.

Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

* * *

1.	In future Exchange Act periodic reports, please disclose your Authorized Participants.

The Sponsor on behalf of the Trust has noted the Staff’s comment and will indicate the names of its Authorized Participants in its future Exchange Act periodic reports.

2.	In future Exchange Act periodic reports, please discuss in greater detail the specific regulatory oversight of the custodian and the warehousing of the trust’s gold. Please include any related risk factors, if necessary.

We have reviewed this comment with representatives of HSBC Bank USA London Branch, the custodian. They have confirmed that HSBC Bank USA London Branch is subject to prudential regulation on a consolidated basis with HSBC Bank USA N.A. by U.S. regulators and is regulated in relation to conduct of business by the FSA in the U.K. They indicated that the FSA is not solely a banking regulator; it regulates most financial services activity in the U.K. To act as a custodian in relation to a regulated investment product requires specific permission from the FSA and that HSBC Bank USA London Branch holds this permission in relation to certain investment products as detailed on the FSA register.

However, gold bullion is not designated as an investment product under the UK Financial Services & Markets Act (2000) and is therefore not directly regulated by the FSA. Gold bullion, in addition to cash deposits and spot FX (amongst other products), are subject to the Bank of England’s “Non-Investment Products Code”, or NIPS Code. This is a voluntary code, but has been widely adopted and endorsed by UK trade associations, such as the British Banking Association and the London Bullion Market Association. The code mirrors many of the obligations set out in the FSA rules. HSBC Bank USA, London Branch refers to the provisions of the NIPS code in its legal documentation.

HSBC Bank USA London Branch is a Market-Making Member of the London Bullion Market Association (LBMA). The LBMA sets out good practice for participants in the bullion market but is not an official regulatory body.

Based on the foregoing and our conversations with you, we intend to include the following risk factor in the Trust’s Annual Report on Form 10-K and in its soon to be filed Registration Statement on Form S-3:

The custody operations of the Custodian are not subject to specific governmental regulatory supervision.

The Custodian is responsible for the safekeeping of the Trust’s gold bullion, that the Custodian allocates to the Trust in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Trust through unallocated gold accounts it maintains for Authorized Participants and the Trust. Although the Custodian is a market maker, clearer and approved weigher under the rules of the LBMA, which sets out good practices for participants in the bullion market, the LBMA is not an official or governmental regulatory body. In addition, while the Custodian is subject to general banking regulations by U.S. regulators and is generally regulated in the U.K. by the FSA, such regulatory provisions do not directly cover the Custodian’s custody operations in the U.K. Accordingly, the Trust is dependent on the Custodian to comply with the best practices of the LBMA and to implement satisfactory internal controls for its custody operations in order to keep the Trust’s gold secure.

3.	In future Exchange Act periodic reports, please discuss in greater detail any affiliations between your various service providers and with your service providers and the Authorized Participants. If there are any conflicts of interest, please discuss and include any applicable risk factors.

The Trust has noted the Staff’s comment and has contacted its service providers to determine whether any affiliations exist between them and the Authorized Participants. We are unaware of any conflicts of interest and the only affiliation known to us between the Trust’s service providers and Authorized Participants is that HSBC Securities Inc. is an affiliate of the Trust’s custodian.

As requested, the Sponsor on behalf of the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

World Gold Trust Services LLC,
in its capacity as the Sponsor of the Trust

By:	/s/ Jason Touissant
Jason Touissant, Managing Director